R.F. Lafferty & Co., Inc.

40 Wall Street

New York, NY 10004

March 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Pierce and Matthew Derby

Re:	BeLive Holdings

Registration Statement on Form F-1, as amended

File No. 333-280739

WITHDRAWAL OF ACCELERATION REQUEST

Requested Date:	Tuesday, March 25, 2025
Requested Time:	5:00 p.m., Eastern Time

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 24, 2025, in which we, as representative of the several underwriters of the proposed initial public offering of securities of BeLive Holdings (the “Company”), joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Tuesday, March 25, 2024, at 5:00 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

R.F. LAFFERTY & CO., INC.

By:	/s/John Heidenreich
John Heidenreich
Head of Capital Markets